EXHIBIT 99.1

Advantage Energy Income Fund – News Release

January 27, 2009

Advantage Announces Senior Management Appointments

➢	CALGARY, ALBERTA – (AVN.UN – TSX, AAV – NYSE)

Advantage Energy Income Fund (“Advantage”) announces the following appointments to the executive officer team of its wholly-owned subsidiary and administrator, Advantage Oil & Gas Ltd. ("AOG"):

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Mr. Andy Mah, the former President and Chief Operating Officer, has been appointed to the position of Chief Executive Officer. Mr. Mah is a professional engineer with over 26 years of experience in the industry and has held senior management positions in several companies. Mr. Mah will also continue on the Board of Directors of AOG.

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Mr. Kelly Drader, the former Chief Executive Officer, has been appointed as President and Chief Financial Officer. Mr. Drader is a founder of Advantage with over 28 years of experience in the oil and gas industry. Mr. Drader will also continue on the Board of Directors of AOG.

•	Mr. Craig Blackwood, the former Director of Finance, has been appointed as Vice-President, Finance; and
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Mr. Peter Hanrahan, the former Vice-President of Finance and Chief Financial Officer, has elected to resign from such positions. The Board of Directors of AOG thanks Mr. Hanrahan for his service to Advantage and wish him well in his future endeavours.

Mr. Mah's engineering and operational expertise is expected to contribute considerably to Advantage's plan to further develop and exploit the Montney resource play on its Glacier property where approximately 50% of Advantage's 2009 capital expenditure budget has been allocated. Mr. Mah commented:

"Advantage has substantially transformed in the last few years and is now well positioned with a significant organic growth opportunity at our Glacier Montney natural gas resource play. In addition, we have developed an excellent conventional long life asset base with over 5 years of drilling inventory. With the numerous market, industry and financial challenges ahead, we wish to ensure that our strengths at the senior management level are optimally aligned within the organization in an effort to maximize our operational and financial results. I am very excited to lead Advantage and work with our very experienced staff and management team."

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Mr. Drader's move to President and Chief Financial Officer recognizes his exceptional financial background and industry experience which will serve Advantage well in the challenging global economic environment and in an industry facing depressed commodity prices.

Mr. Blackwood is a Chartered Accountant and has been Director of Finance with AOG since November 2004. Prior thereto, Mr. Blackwood has worked in various financial roles and has diverse experience throughout the resource sector. His areas of expertise include financial, accounting and taxation that has been well demonstrated during his employment. Mr. Blackwood is expected to be a valuable contributor to the senior management team.

Mr. Steven Sharpe, the non-executive Chair of AOG, commented:

"The changes to the senior executive team at Advantage puts the organization in an even better position to address the challenges facing income funds and royalty trusts in the oil and gas industry and, further, to identify and exploit opportunities that arise in this environment of low commodity prices and economic uncertainty. The promotion of Mr. Mah to Chief Executive Officer recognizes his advancement within the organization and the role that the operational group within Advantage will take going forward as we focus additional capital and development efforts on our Montney resource play at Glacier."

For further information please contact:

Investor Relations

Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND

700, 400 – 3rd Avenue SW

Calgary, Alberta T2P 4H2

Phone: (403) 718-8000

Fax: (403) 718-8300

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com

Advisory

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “would” and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage’s control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.